Exhibit (a)(2)
CENTURY PROPERTIES FUND XVII
c/o Fox Partners
55 Beattie Place, P.O. Box 1089
Greenville, South Carolina 29602
May 5, 2008
Dear Limited Partner:
     As you may be aware by now, SCM Special Fund, LLC; MPF Badger Acquisition Co., LLC; MP Falcon Fund, LLC; MPF DeWaay Fund 6, LLC; MPF Flagship Fund 13, LLC; MPF DeWaay Premier Fund 2, LLC; MPF Acquisition Co. 3, LLC; and MacKenzie Patterson Fuller, LP (collectively, the “MPF Group”) initiated an unsolicited offer to purchase up to 3,750 units of limited partnership interest (the “Units”) in Century Properties Fund XVII, a California limited partnership (the “Partnership”). The general partner of the Partnership (the “General Partner”), Fox Partners, first became aware of the offer by the MPF Group on April 22, 2008.
     The Partnership, through the General Partner, is required by the rules of the Securities and Exchange Commission to make a recommendation regarding whether you should accept or reject such offer or to state that the Partnership is remaining neutral with respect to such offer. The General Partner is of the opinion that secondary market sales information is not a reliable measure of value in this instance because of the limited number of reported trades. Therefore, the General Partner is remaining neutral and does not express any opinion with respect to the MPF Group offer, primarily because the General Partner does not have a reliable indicator of the fair value of the Units.
     We call your attention to the following considerations:
•	The MPF Group’s offer price is $300.00 per Unit, which will be reduced by the amount of any distributions declared or made with respect to the Units between April 22, 2008 and May 25, 2008, or such other date to which the MPF Group offer may be extended.

•	The MPF Group estimates the liquidation value of the Units to be approximately $409 per Unit, and the MPF Group offer states that it intends to make a profit from the purchase of Units at $300.

•	The MPF Group’s offer is limited to 3,750 Units. If more than 3,750 Units are tendered and not withdrawn, the MPF Group will accept for payment and pay for 3,750 Units on a pro rata basis. Therefore, an investor who tenders all of its Units might not fully dispose of its investment in the Partnership. The MPF Group offer allows you the option to sell “All or None” of your Units. If you elect the “All or None” option and more than 3,750 Units are tendered, your tender will be deemed to have been automatically withdrawn, and the MPF Group will not purchase your Units.

•	The MPF Group offer states that the MPF Group and its affiliates own 1,524.50 Units, or 2.03% of the total outstanding Units. According to our records, entities the General Partner believes are affiliates of the MPF Group own or control an aggregate of 1,526.50 Units, or 2.04% of the total outstanding Units as of April 22, 2008. The MPF Group may be affiliated with other limited partners of the Partnership whose Units are not included in its statement of ownership. Any acquisition of Units by the MPF Group as a result of the MPF Group’s offer may affect the outcome of Partnership decisions, in that the purchases may concentrate ownership of Units. Affected decisions may include any decision in which limited partners unaffiliated with the General Partner are given an opportunity to consent or object.

•	The MPF Group’s offer states that you will have the right to withdraw Units tendered in the offer at any time until the expiration of the offer on May 25, 2008, or such other date to which the MPF Group’s offer may be extended, or, if your Units have not been accepted for payment by June 21, 2008, you can withdraw them at any time after such time until your Units are accepted for payment.

•	AIMCO Properties, L.P. and its affiliates (collectively with its affiliates, “AIMCO Properties”), which collectively hold 52,866 Units or approximately 70.49% of the outstanding Units, do not intend to tender any of their Units in the MPF Group offer.

•	The MPF Group does not indicate what its specific plans or proposals are regarding future tender offers. However, it states that it may consider future offers for the Units.

•	The Partnership’s current investment property consists of four properties: Peakview Place Apartments, formerly known as Cherry Creek Gardens Apartments, a 296-unit apartment complex located in an unincorporated area of Arapahoe County, Colorado; Creekside Apartments, a 328-unit apartment complex located in Denver, Colorado; Hampden Heights Apartments, formerly known as The Lodge Apartments, a 376-unit apartment complex located in Denver, Colorado; and The Village in the Woods Apartments, a 530-unit apartment complex located in Cypress, Texas.

•	Peakview Place Apartments is currently listed and being marketed for potential sale. Additionally, the General Partner is currently evaluating a possible redevelopment of Hampden Heights Apartments. None of the other properties in the Partnership are currently listed for sale or are being considered for redevelopment at this time. However, no assurances can be given regarding the timing or amount of any sale or redevelopment, or if any such actions will be taken at all.

•	The Partnership refinanced the mortgage encumbering Peakview Place Apartments on August 31, 2007. In connection with refinancing of the mortgage indebtedness, the lender to the Partnership obtained an appraisal of the Property, a copy of which has been obtained by the Partnership. In an appraisal report dated July 30, 2007, an independent appraiser concluded that the market value of the Property was $24,600,000 as of July 20, 2007. The General Partner is currently evaluating the possible refinancing of the Partnership’s other three properties, although no assurances can be given regarding the timing or terms of any such refinancing, or whether one will occur at all.

•	During the year ended December 31, 2007, the Partnership completed approximately $446,000 of capital improvements at Peakview Place Apartments, consisting primarily of interior and exterior improvements, parking area resurfacing, sewer upgrades and water heater, air conditioning unit and floor covering replacement. During the year ended December 31, 2007, the Partnership completed approximately $519,000 of capital improvements at Creekside Apartments, consisting primarily of heating and plumbing upgrades, furniture upgrades, kitchen and bathroom upgrades, interior and exterior improvements and water heater and floor covering replacements. During the year ended December 31, 2007, the Partnership completed approximately $814,000 of capital improvements at Hampden Heights Apartments, consisting primarily of recreation facility upgrades, major landscaping, furniture upgrades, interior improvements, heating and air conditions upgrades and floor covering replacement. During the year ended December 31, 2007, the Partnership completed approximately $665,000 of capital improvements at The Village in the Woods Apartments consisting primarily of interior and exterior improvements, exterior lighting, sprinkler system improvements, fencing, air conditioning, kitchen and bathroom upgrades and appliance, water heater and floor covering replacements.

•	Since 2005, AIMCO Properties has purchased in private transactions, 378 Units at a price of $320.94 per Unit in 2005, 28 Units at a price of $320.94 per Unit in 2006, 1,002 Units at a price of $510.00 per Unit in 2007 and 5 Units at a price of $196.04 per Unit in 2008.

•	Set forth below is secondary sales information as reported by Direct Investments Spectrum (formerly known as The Partnership Spectrum) and the American Partnership Board, which are the only two independent sources from which we currently have information regarding secondary market sales. The gross sales prices reported by these services do not necessarily reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported price. We do not know whether the information compiled by these services is accurate or complete. Other sources, such as The Stanger Report, may contain prices for Units that equal or exceed the sales prices reported by Direct Investments Spectrum and the American Partnership Board.
•	Set forth below are the high and low sales prices of Units during the years ended December 31, 2008 (through January 31), 2007, 2006 and 2005, as reported by Direct Investments Spectrum.

	HIGH	LOW
Year Ended December 31, 2008 (through January 31):	$410.00	$410.00
Year Ended December 31, 2007	$390.00	$335.00
Year Ended December 31, 2006:	$315.00	$230.00
Year Ended December 31, 2005:	$300.00	$240.00
•	Set forth below are the high and low sales prices of Units during the years ended December 31, 2007, 2006 and 2005, as reported by the American Partnership Board. The American Partnership Board has not reported any sales of Units during 2008 (through February 19).

	HIGH	LOW
Year Ended December 31, 2007	$384.00	$384.00
Year Ended December 31, 2006:	$312.12	$231.12
Year Ended December 31, 2005:	$258.12	$258.12
     The General Partner urges each investor to carefully consider the foregoing information before tendering his or her Units to the MPF Group.
     Each limited partner should make its own decision as to whether or not it should tender or refrain from tendering its Units in an offer in light of its unique circumstances including (i) its investment objectives, (ii) its financial circumstances including the tolerance for risk and need for liquidity, (iii) its views as to the Partnership’s prospects and outlook, (iv) its own analysis and review of all publicly available information about the Partnership, (v) other financial opportunities available to it, (vi) its own tax position and tax consequences, and (vii) other factors that the holder of Units may deem relevant to its decision. Under any circumstances, limited partners should be aware that a sale of their interests in the Partnership will have tax consequences that could be adverse.
     Please consult with your tax advisor about the impact of a sale on your own particular situation and the effect of any negative capital accounts.
     If you would like to discuss your Partnership’s performance in greater detail, please contact our Investor Relations Department at ISTC Corporation at (864) 239-1029 or at PO Box 2347, Greenville, SC 29602. Please be advised that the information contained in this letter reflects the extent of our advice with respect to this offer.

Sincerely, Fox Partners, General Partner